Rentokil Initial

FILE NO: 82-3806

04046522

entokil Initial plc
elcourt, East Grinstead
Vest Sussex RH19 2JY

Telephone 01342 833022
Fax 01342 326229

8 November 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

SEC MAIL PROCESSING RECEIVED NOV 15 2004 WASH. D.C. 213 SECTION

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Nothing to Report.
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement).	2. Nothing to Report
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to Report.
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to Report.
5. Changes affecting the Board of Directors.	5. Nothing to Report
6. Releases to the London Stock Exchange.	6. 6.1 Notification of major interests in shares.

PROCESSED DEC 08 2004 THOMSON FINANCIAL

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-441342-833022.

Yours faithfully

Paul Griffiths
ADMINISTRATION DIRECTOR

Registered in England No. 224814
Registered Office Felcourt, East Grinstead RH19 2JY

Regulatory Announcement

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Company	Rentokil Initial PLC
TIDM	RTO
Headline	Holding(s) in Company
Released	09:57 22-Oct-04
Number	3731E

RNS Number:3731E
Rentokil Initial PLC
22 October 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
Rentokil Initial plc

2. Name of shareholder having a major interest
Franklin Resources, Inc. (and affiliates)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
IN RESPECT OF HOLDINGS OF SHAREHOLDERS REFERRED TO IN 2 ABOVE.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of New York Europe Ltd, London	20,830
Bank of New York, London	4,653,809
CEDE, New York	6,174,525
JP Morgan/Chase, London	170,774,558
Citibank Nominees Ltd, London	2,711,802
Clydesdale Bank plc, London	3,333,150
Euroclear Bruxelles BIC Mgt, London	18,120
HSBC Bank, London	1,683,720
Mellon Bank, London	11,480,554
Merrill Lynch, London	1,637,300
Northern Trust Company, London	5,361,236
Royal Trust Corp of Canada, London	7,533,440
State Street Nominees Ltd, London	19,958,006

5. Number of shares / amount of stock acquired
17,481,689

6. Percentage of issued class
0.96%

7. Number of shares / amount of stock disposed
N/A

8. Percentage of issued class
N/A

9. Class of security
Ordinary 1p

10. Date of transaction

21 October 2004

11. Date company informed
22 October 2004

12. Total holding following this notification
235,341,050

13. Total percentage holding of issued class following this notification
13.00%

14. Any additional information
No

15. Name of contact and telephone number for queries
Paul Griffiths 01342 830332

16. Name and signature of authorised company official responsible for making this notification
Paul Griffiths
Date of notification
22 October 2004

END

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